UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 06)*

Kenexa Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

488879107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488879107                                                      SCHEDULE 13G

1	NAME OF REPORTING PERSON Nooruddin S. Karsan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,281,594
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 531,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,594 (FN1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (FN2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

FOOTNOTES

(1) Includes options to purchase 210,000 shares of common stock that may be exercised within 60 days of February 9, 2012.

(2) Based on 27,159,551 shares outstanding as of February 9, 2012.

CUSIP No. 488879107                                                      SCHEDULE 13G

1	NAME OF REPORTING PERSON Shirin N. Karsan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,281,594
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 531,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,594 (FN1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (FN2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

FOOTNOTES

(1) Includes options to purchase 210,000 shares of common stock that may be exercised within 60 days of February 9, 2012.

(2) Based on 27,159,551 shares outstanding as of February 9, 2012.

This Amendment No. 6 to Schedule 13G (“Amendment No. 6”) amends and restates the initial statement on Schedule 13G filed by the reporting persons (as defined below) with the Securities and Exchange Commission (SEC) on February 14, 2006, as amended by Amendment No. 1 thereto filed with the SEC on February 12, 2007, Amendment No. 2 thereto filed with the SEC on February 11, 2008, Amendment No. 3 thereto filed with the SEC on February 11, 2009, Amendment No. 4 thereto filed with the SEC on February 16, 2010 and Amendment No. 5 thereto filed with the SEC on February 15, 2011.  This Amendment No. 6 reflects the reporting persons beneficial ownership as of February 9, 2012.

Item 1.
	(a)	Name of Issuer: Kenexa Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 650 East Swedesford Road Wayne, Pennsylvania 19087
Item 2.
	(a)	Name of Person Filing: Nooruddin S. Karsan and Shirin N. Karsan (collectively, the “reporting persons”)
	(b)	Address of Principal Business Office or, if none, Residence: Nooruddin S. and Shirin N. Karsan c/o Kenexa Corporation 650 East Swedesford Road Wayne, Pennsylvania 19087
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)
	(e)	CUSIP Number: 488879107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	□	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	□	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	□	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	□	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	□	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	□	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	□	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	□	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	□	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	□	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:

Nooruddin S. Karsan beneficially owns an aggregate of 1,281,594 shares of Common Stock jointly with his wife, Shirin N. Karsan.  Mr. Karsan has pledged 150,000 shares of Common Stock pursuant to a variable post-paid forward contract and 600,000 shares of Common Stock against a credit line, to which is Mr. Karsan is a party, to secure his obligations under these contracts; the reporting persons, however, have retained the power to vote such shares.

(b) Percent of class:

Nooruddin S. Karsan beneficially owns 4.7% of the class.  Shirin N. Karsan beneficially owns 4.7% of the class.  Collectively, Nooruddin S. Karsan and Shirin N. Karsan beneficially own 4.7% of the class.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Nooruddin S. Karsan does not have sole power to vote or to direct any shares of Common Stock. Shirin N. Karsan does not have sole power to vote or to direct the vote of any shares of Common Stock.
(ii) Shared power to vote or to direct the vote:
Nooruddin S. Karsan and Shirin N. Karsan have shared power to vote or to direct the vote of 1,281,594 shares of Common Stock.
(iii) Sole power to dispose or to direct the disposition of:

Nooruddin S. Karsan does not have sole power to dispose or to direct the disposal of any shares of Common Stock.  Shirin N. Karsan does not have sole power to dispose or to direct the disposal of any shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:
Nooruddin S. Karsan and Shirin N. Karsan have shared power to dispose or to direct the disposal of 531,594 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following x.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012	By:	/s/ Nooruddin S. Karsan Nooruddin S. Karsan
Dated: February 13, 2012	By:	/s/ Shirin N. Karsan Shirin N. Karsan